FORM 6K
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2001

                          BROCKER TECHNOLOGY GROUP LTD.

                 (Translation of registrant's name into English)

          2150, 10060 Jasper Avenue, Edmonton, Alberta, Canada, T5J 3R8
          -------------------------------------------------------------

                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.]

                     Form 20-F   X             Form 40-F
                               -----                     -----

[Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         Yes                   No  X
                               ---                ---

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).]

                         82 ______


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                       Securities and Exchange Commission


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The following documents are filed herewith:


                                      INDEX

DOCUMENT

Exhibit 1.1       Press Release dated April 26, 2001


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                       Securities and Exchange Commission

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BROCKER TECHNOLOGY GROUP LTD.

                                               (Registrant)


April 26, 2201                                 By:  /s/  Andrew J. Chamberlain
                                                  ------------------------------
Date                                                   Andrew J. Chamberlain

                                                       Corporate Secretary


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FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 3
                       Securities and Exchange Commission


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                                               2150 Scotia One
                                             10060 Jasper Avenue
[LOGO OF BROCKER TECHNOLOGY GROUP]    Edmonton, Alberta T5J 3R8, Canada


           Brocker Shares To Commence Trading On A Consolidated Basis


Edmonton, AB - April 26, 2001. Brocker Technology Group Ltd. (Nasdaq: BTGL, TSE:
BKI, http://www.brockergroup.com) is pleased to announce that its common shares will commence trading on a consolidated basis on Nasdaq and the Toronto Stock Exchange effective with the opening of trading on Monday, April 30, 2001. Brocker has completed a share consolidation (reverse split) on a 1 for 4 basis. After the consolidation, Brocker has 4,839,261 common shares outstanding, subject to adjustment for fractional shares. All outstanding options, warrants and other pending share transactions are adjusted accordingly. Registered shareholders will be receiving a letter to transmittal instructing them to return their old share certificates for a new certificate on a consolidated basis.


About Brocker Technology Group

Brocker Technology Group is a communications company focused on improving information flows by delivering innovation and market leadership in telecommunication services, e-commerce strategies and information management technologies. Brocker subsidiary, Datec also provides a broad range of IT and communications solutions to companies across the South Pacific.


For more information on Brocker Technology Group, please visit the website, www.brockergroup.com or contact:


Nigel Murphy                                Robert Rowell
Communications                              Investor Relations
Tel: +64 9 374 2040                         Telephone: 1-800-299-7823
e-mail: nmurphy@brockergroup.com            e-mail: rrowell@brockergroup.com


"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The statements contained in this release which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include the Company's entry into new commercial businesses; the risk of obtaining financing, and other risks described in the Company's Securities and Exchange Commission filings. Product names mentioned herein may be trademarks and/or registered trademarks of their respective companies.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.